

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2012

Via E-mail
Andrew D. Perlman
Chief Executive Officer and President
Vringo, Inc.
44 W. 28th Street, Suite 1414
New York, New York 10001

> **Re:** **Vringo, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 6, 2012**
> **File No. 333-180609**

Dear Mr. Perlman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note you have blanks throughout your proxy statement/prospectus. Please fill in these blanks (you may bracket any information that may change).

Market Price Data and Dividend Information, page 32

2. We note your table on page 34 shows the ownership of the company after the completion of the Merger. Please add a column that shows each owner's total voting power with respect to the company's capital stock.

<u>Vringo may not realize the potential value and benefits created by the Merger, page 42</u>

3.   We note your risk of losing certain sales and customers after the Merger in the third bullet point. Please clarify whether this is a general risk or if there are specific material customers that you anticipate losing as a result of the merger.

<u>The combined company will require additional capital to support its present business…, page 44</u>

4.   We note you have sufficient funds for the combined company until the fourth quarter of 2012. Please specify the amount of these funds and, further, specify the amount of funds you will need for 12 months after the fourth quarter of 2012 to meet your liquidity requirements. Please also revise other appropriate places of your proxy statement/prospectus such the third risk factor on page 46.

<u>The combined company's business and financial condition could be constrained…, page 44</u>

5.   We note that Hudson Bay may call $2 million of the note for payment at the Effective Date of the merger and that the loan will be secured by all of the Company's tangible and intangible property. Discuss the Company's ability to make the $2 million payment if called at that time and the risk that such property could be sold to satisfy this debt.

<u>Material weaknesses may exist when the company reports on the effectiveness of its internal control over financial reporting for purposes of its reporting requirements, page 45</u>

6.   Clarify that the combined company will be required to provide management's report on internal control over financial reporting in its 2012 Form 10-K.

<u>The exercise of a substantial number of warrants or options by Vringo's security holders…, page 46</u>

7.   You disclose that certain options will have accelerated vesting if certain market conditions are met. Please disclose these conditions.

<u>If Vringo is unable to enter into or maintain distribution arrangements with major mobile carriers, page 49</u>

8.   Please disclose the names of the major mobile carriers and your other partners.

<u>Vringo may not be able to continue to maintain its application on all of the operating systems…, page 50</u>

9.   Please disclose the percentage of your business that operates on the Windows Mobile, Blackberry, and Android operating systems.

<u>Vringo's Facetones™ application depends upon Vringo's continued access to Facebook®
photos, page 51</u>

10.   Please disclose the percentage of your business based on Facetones™. File this
        agreement as an exhibit to the registration statement.

<u>Innovate/Protect has commenced legal proceedings against owners of certain online search
engines…, page 54</u>

11.   We note you disclose that Innovate/Protect's legal fees and other expenses will be
        material and negatively impact its financial condition and results of operations. Please
        disclose your estimated fees for the short-term (the next 12 months) and long-term (the
        subsequent 12 months). Revise other appropriate places of your proxy
        statement/prospectus.

<u>Background of the Merger, page 61</u>

12.   We note you disclose the negotiations between Vringo and Innovate/Protect from pages
        61 to 64. However, your disclosure does not discuss or present the negotiations on price
        and consideration. Please revise your negotiation section to address your negotiations
        with respect to price.

13.   From the bottom of page 61, we note Mr. Gerber is the CEO of Hudson Bay Capital (the
        controlling shareholder of Innovate/Protect) and is also a Vringo stockholder. With a
        view towards revised disclosure, please explain the extent of his holdings in, and prior
        relationship with, Vringo. We note that he is not listed as a beneficial owner of Vringo,
        and it is not clear from your current disclosure whether his stock ownership in Vringo
        provided him access to Mr. Engelman.

14.   We note from the first full paragraph on page 62 that Vringo's directors held a call and
        discussed a number of potential merger scenarios. Please provide more detail on these
        scenarios and explain why the board authorized Mr. Perlman to negotiate with
        Innovate/Protect. Also, disclose whether the board authorized Mr. Perlman to negotiate
        exclusively with Innovate/Protect.

15.   We note the disclosure in the third full paragraph on page 62. Please explain what you
        mean by headline terms and disclose these terms. Also further describe the comments
        and additional points that were to be negotiated.

16.   Similarly we note your disclosure in the fourth to ninth paragraph on page 62. Please
        revise to provide more fulsome disclosure on your negotiations between January 10 and
        January 23, 2012. For instance:

- Explain the deal points described in the fourth full paragraph and the material terms in the term sheets,
- Disclose whether Mr. Berger negotiated for a specific premium or range that was above Innovate/Protect's most recent valuation,
- Disclose what you mean by top line deal terms in the fifth full paragraph and disclose these terms,
- Describe in more detail the other strategic alternatives considered by the board in the seventh full paragraph, and
- Describe in more detail the outstanding items mentioned in the ninth full paragraph.

17.   In addition we note your disclosure on page 63. Please revise to provide more fulsome disclosure on your negotiations. In specific:

- Explain in more detail the additional strategic alternatives considered in the first full paragraph,
- Disclose the details of the teleconference with KPMG held on January 31, 2012,
- Describe in more detail the alternatives that had become available on February 10, 2012 after Vringo increased its cash position,
- Clarify how you terminated and re-engaged in merger discussions. It appears Vringo terminated discussions on February 6, 2012 but, a week later, on February 13, it appears Josh Wolff on behalf of Vringo met with Mr. Lang, and
- Explain how the new draft term sheet produced from the February 15, 2012 meeting was different from the most recent term sheet prior to termination and explain the negotiations that transformed this new draft term sheet into the non-binding term sheet produced by February 18, 2012.

18.   We also note disclosure regarding your negotiations on page 64. As noted above, please provide more fulsome disclosure. In specific:

- Explain the additional concerns discussed on February 21, 2012, the strategies discussed on February 21, 2012, and why the board approved the terms on February 23, 2012,
- Explain why Innovate/Protect's board formed an independent committee on February 23, 2012,
- Explain the material issues negotiated over between February 24 and 28, 2012, the material discussions on February 29, March 5, and March 7, 2012, and the outstanding issues discussed on March 8, 2012 and March 12, 2012.
- Disclose, as noted above, whether there were negotiations on price between February 23, 2012 and March 12, 2012.

Recommendations of the Vringo Board of Directors and its Reasons for the Merger, page 65

19.   We note the positive factors considered by the Vringo board to approve the Merger. Please elaborate on (i) why the combination with Innovate/Protect would create more value for Vringo stockholders in the long-term than Vringo could create as a stand-alone business, (ii) what were the strategic alternatives considered to the Merger, (iii) Vringo's short- and long-term performance as a stand-alone company, and (iv) the closing condition with respect to the Litigation.

Opinion of Etico Capital to the Vringo Board of Directors, page 66

20.   We note your disclosure in the second to last paragraph on page 67. Please explain why no forecasts or projections were supplied to Etico and how this might affect Etico's opinion. Tell us whether any forecasts or projections regarding Vringo were provided to Innovate/Protect's management or significant shareholders.

21.   Similarly please explain why you did not value Innovate/Protect's Patents or did not account for the success of the Litigation and how these actions might affect Etico's opinion.

22.   Given that Vringo and Innovate/Protect will continue as a combined entity, explain why you evaluated each company only on a standalone basis.

Comparable Companies Analysis, page 69

23.   Given Vringo's small size and developing operations, please explain why Etico selected public companies competing in the mobile solutions industry with enterprise values between $3.3 million and $901.0 million.

24.   We note Vringo's implied valuation based on the Comparable Company Analysis is from $230,000 to $20.7 million. In light of this broad range of value, please expand to explain how Vringo's board used and considered the implied valuation provided by the Comparable Company Analysis to approve the Merger and conclude the Merger consideration was fair to its shareholders. Further explain how Etico used this implied valuation to conclude the Merger consideration was fair to Vringo stockholders.

Innovate/Protect Valuation, page 70

25.   From the middle of page 71, we note Innovate/Protect had an implied valuation of between $2.0 million and $287 million based on the Comparable Companies Analysis. Please revise to explain how Vringo's board used and considered this implied valuation to approve the Merger and conclude the Merger consideration was fair to its shareholders. Further explain how Etico used this implied valuation to conclude the Merger consideration was fair to Vringo stockholders.

Miscellaneous, page 72

26.   We note your disclosure at the top of page 73 regarding the relationship between a principal of Etico and a general partner of Vringo who is also a stockholder of Innovate/Protect. Please name these persons and specify their relationship.

Material U.S. Federal Income Tax Consequences of the Merger, page 77

27.   Whether the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the tax code to obtain certain tax-free treatment is a material federal income tax consequence to Innovate/Protect investors. Please provide a tax opinion of counsel as to the tax treatment of the merger as an exhibit to the registration statement.

The Merger Agreement, page 80

28.   We note your disclosure in the second full paragraph on page 80 that the representations, warranties, and covenants in the merger agreement have been made only for the purpose of the merger agreement and are intended solely for the benefit of the parties, and that security holders are not third-party beneficiaries under the merger agreement and do not have any direct rights or remedies pursuant thereto. Please revise to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws.

29.   We note your disclosure that information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement or may change in the future and these changes may not be fully reflected in the public disclosures made by Vringo and/or Innovate/Protect. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether any additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.

30.   We also note your disclosure at the bottom of page 81 regarding a limitation on Vringo's ability to incur indebtedness that is senior to Vringo's preferred stock. Please include this disclosure in other appropriate places of the proxy statement/prospectus such as the Liquidity section and discuss the effects of this limitation.

31.   The bottom of page 87 and top of page 88 discloses a letter agreement between Vringo and Hudson Bay that is a closing condition to the Merger. This agreement provides Hudson Bay with the right to participate in up to 25% of certain offerings conducted by Vringo. Please elaborate and revise appropriate sections of the proxy statement/prospectus to explain how this affects your access to capital and capital resources.

Vringo Proposal No. 2…, page 98

32.   We note your disclosure on page 100 under "Effects of the Reverse Stock Split." Please
        revise to explain the potential antitakeover effects of proportionally increasing your
        authorized shares after the reverse stock split.

Vringo Proposal No. 3…, page 104

33.   This proposal requests shareholder approval to increase the number of authorized shares
        of Vringo common stock from 28,000,000 up to a maximum of 150,000,000. Please
        disclose the dilutive and antitakeover effects of such amendment; and that shareholder
        approval, unless required, will not be sought for future issuances after the increase in
        authorized. We note similar disclosure in the second full paragraph on page 100.

Overview, page 119

34.   Please discuss how the merger will affect the current operations of the Company. In this
        regard, we note that Innovate/Protect's technology is not integrated into Vringo's
        ringtone products. If the merger is consummated, indicate whether management expects
        to continue to monetize its current technology.

Liquidity and Capital Resources, page 127

35.   Please revise to estimate the amount of funds you will need in the short-term (over the
        next 12 months) and in the long-term (in the subsequent 12 months) to help you meet
        your liquidity requirements. In your estimate please describe and account for funds you
        will need to consummate and integrate Innovate/Protect into your business.

Innovate/Protect's Initial Litigation, page 134

36.   We note your disclosure at the top of page 135 regarding the *Markman* process. Please
        revise to explain in more detail how this process works and how it applies to your
        Patents.

Relationship with Hudson Bay Master Fund Ltd., page 136

37.   We note from the last paragraph on page 136 that you have entered into a letter
        agreement with Hudson Bay where you will amend and restate the Note if the Merger is
        consummated. Please provide more details on how the Note will be amended and
        restated.

Liquidity and Capital Resources, page 142

38.   Please disclose your budget that outlines expected legal and operating costs including contingencies for unforeseen costs and delays, and how the $1,800,000 raised from Hudson Bay and the $5,145,229 raised from private equity investors will help you meet these costs. In this regard we note your disclosure in the last paragraph on page 139 and top of page 140.

39.   Please also disclose the amount of cash you will need to operate in the short-term (the next 12 months) and long-term (the subsequent 12 months).

Executive Compensation Table: Combined Company Executive Officers from Innovate/Protect, page 155

40.   We note your disclosure in footnote (2) to this table. Please explain your reference to "IPO" and whether this provision will apply following the merger.

Innovate/Protect Security Ownership of Certain Beneficial Owners and Management, page 158

41.   Include Mr. Gerber in the table as beneficial owner of the shares held by Hudson Bay Master Fund Ltd.

Preliminary Purchase Price Allocation, page 167

42.   In light of 9,954,516 shares of Vringo common stock outstanding as of December 31, 2011, it is unclear to us how using a $3.25 share price results in an estimated purchase price of $58,761. In a reverse acquisition where the issuer is a public entity, cost should be based on the aggregate fair market value of the issuer's stock outstanding at the date of acquisition. Please revise accordingly or advise us.

43.   Please tell us why you believe it is appropriate to include the value of unexercised stock options and warrants in measuring the estimated purchase price or revise. Include reference to authoritative literature used as guidance.

44.   Further, it is unclear why the value allocated to "technology" in your table on page 168 changes based on your stock price. Please explain the nature of this asset and how you determined its value.

Unaudited Pro Forma Consolidated Balance Sheets, as of December 31, 2011, page 170

45.   Please revise your pro forma equity to reflect the effect of the merger based on the number of Vringo common stock issued and outstanding as of December 31, 2011.

Innovate/Protect, Inc. Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Intangible Assets, page F-40

46.   Disclose your accounting policies for legal costs incurred in connection with a successful defense of a patent, and advise us.

Annex H, Opinion of Etico Capital

47.   We note your disclosure in the second full paragraph on page H-3. We believe the statements that the Opinion is solely for the use of the Board of Directors of Vringo and that it may not be relied upon by any third party are inappropriate limitations on reliance. Please remove these limitations or add the basis for Etico's belief that shareholders cannot rely on its opinion. For additional guidance, refer to our Current Issues and Rulemaking Projects Outline (November 14, 2000) at:
        http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Kenneth R. Koch, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.